

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

March 17, 2009

Via U.S. mail and facsimile

Ms. Kimberly A. Springsteen-Abbott
Chief Executive Officer
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7th Floor
Clearwater, FL 33755

> **RE: Commonwealth Income & Growth Fund VII, LP**
> **Form S-1/A filed on February 26, 2009**
> **File No. 333-156357**

Dear Ms. Springsteen-Abbott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center">Form S-1/A</p>

General

1. Wherever you state in your registration statement and sales materials that your leases are "short term" or "typically between 12 and 36 months," please clarify that your initial lease term has been on average over 30 months, which is according to Table I of your prior performance tables.

Prior Offerings By Affiliates, page 45

2. We note your revisions to the second and third paragraphs on page 46. Please clarify whose "original investment" it is to which you refer in your added language. Are you stating, for example, in the second paragraph, that after front-end expenses and commissions, the limited partners of Fund I received a return of only 68% of their original investment?

Table I – Financial Statements

Commonwealth Income & Growth Fund VII, LP Audited Financial Statements

General

3. We note your response to comment 14 from our letter dated January 16, 2009 and again remind you of the updating requirements of Rule 8-08 of Regulation S-X. It appears that your balance sheet is already stale, since it is as of a date more than 45 days after your year-end of December 31, 2008. See Rule 8-08(b) of Regulation S-X. Please also update your prior performance tables as well any narrative discussions in your filing that refer to pre-December 31, 2008 figures.

Commonwealth Capital Corp. Audited Financial Statements

Consolidated Balance Sheets, page F-15

4. Please revise your filing to describe the retirement agreement between CCC and George Springsteen (as you explained in your response to comment 20 from our letter dated January 16, 2009). This will help financial statement users understand what the line item Accumulated Shareholder Distribution represents and how those amount arose.

Note A – Nature of Business, page F-18

5. Your response to comment 21 from our letter dated January 16, 2009 and revised disclosures on pages F-18 and F-28 indicate that forgiveness of related party receivables and payables are accounted for as capital transactions. Please revise your filing to clarify which line item(s) of Stockholder's Equity are affected by your forgiveness of related party receivables and payables. If Accumulated Shareholder Distributions is the line item affected, please revise your filing to provide a rollforward of this account for each period presented to provide greater transparency to financial statement users about the various types of transactions that have affected the balance of this account from period to period.

Table II – Prior Performance Tables

6. We note your response to comment 7 in our letter dated January 16, 2009, and, in
    particular, your reasons for distinguishing between offerings during which CCSC
    served and did not serve as dealer manager. Please revise your disclosure to
    address the following:

    - Explain in your narrative sections, such as those preceding Prior Performance
      Tables I and III, how the funds not managed by CCSC provide information
      that would be helpful to an investor making an investment decision on your
      current offering.

    - Explain how reliance on the "wholesaling efforts of a third party" negatively
      impacted the overall performance of the non-CCSC managed funds, which
      you refer to in the third full paragraph in this section.

    - Discuss the factors your sponsor, Commonwealth Capital Corp., considered in
      determining which prior programs had investment objectives similar to those
      you have. See Instruction 1 to Appendix II of Industry Guide 5.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1 – Opinion of Greenberg Traurig, LLP

7. We note your response to comment 12 in our letter dated January 16, 2009.
    Please have counsel revise its opinion in accordance with the following:

    - Clarify that the assumptions in the second paragraph of the legal opinion that
      begin with "(i) the due formation…" and "(ii) the due authorization…" do not
      apply to the Partnership itself.

    - In the penultimate paragraph, remove the language "…subject to the terms of
      the Partnership Agreement and the Subscription Agreement…" and
      "…subject to the terms of the Partnership Agreement, the Subscription
      Agreement and Sections 8542 and 8558 of the Pennsylvania Act…." We note
      the concerns raised in your response letter; however, these additional
      qualifications assume away counsel's opinion and should be removed. To the
      extent counsel is uncomfortable removing the "non-assessability"
      qualifications, please revise your registration statement and opinion to address
      the unit holders' potential liability for additional assessments or calls by you
      or your creditors. In making these revisions, you should, at a minimum,
      discuss possible assessment under the "prospectus summary," "risk factors,"
      and "partnership agreement summary" sections of your registration statement.
      Note that we may have additional comments upon review of your response.

- We note your response to the fifth bullet point in prior comment 12. Please note that while you may limit an opinion as to its purpose, you may not limit the persons who may rely on the opinion. Please revise accordingly.

Item 17. Undertakings, page II-3

8. Please revise your undertaking (9) on page II-4 to clarify that <u>at least once every three months</u> you will file a post-effective amendment that will describe all the purchases of properties you make regardless of size.

Sales Material

Offering Summary – Commonwealth Income & Growth Fund VIII

CIGF VII Brochure

9. Given your reference to the federal income tax treatment of the fund and its investors, please provide in your brochure the information required by Item 19.F of Industry Guide 5.

Liquidation Phase (Years 9-10), page 6

10. In the last bullet pointed paragraph, please spell out terms "limited partners" and "general partner." Please also clarify in this paragraph that a 10% per annum "cumulative term" is only a targeted return, and, thus, is not guaranteed.

FAQ's, page 8

How long am I committed to staying in this fund? Is it illiquid?

11. Please explain the meaning of "unrecovered principal" as you use the term in this section.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or Rufus Decker, Accounting Branch Chief, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Phillip Pillar
        Greenberg Traurig, LLIP
        2700 Two Commerce Square
        2001 Market Street
        Philadelphia, PA 19103